EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT
THIS    EXPENSE    LIMITATION    AND    REIMBURSEMENT    AGREEMENT    (the
“Agreement”) is effective as of the 15th day of June 2026, by and between Regan Capital Alternative Income Fund, a Delaware statutory trust (the “Fund”), and Regan Capital, LLC, a Delaware limited liability company (the “Investment Manager”).
WITNESSETH:
WHEREAS, the Investment Manager acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund (the “Investment Management Agreement”);
NOW, THEREFORE, in consideration of the Fund engaging the Investment Manager pursuant to the Investment Management Agreement and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties to this Agreement agree as follows:
1.Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.
2.The Investment Manager agrees with the Fund to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”) if required to ensure the Total Annual Operating Expenses of the Fund (excluding any taxes; fees and interest payments on borrowed funds; fees and expenses, including dividend and interest expenses, associated with the issuance of preferred shares; brokerage commissions and transactional costs and expenses; distribution and shareholder servicing fees; all expenses of wholly-owned subsidiaries of the Fund through which the Fund invests; all expenses of special purpose vehicles (“SPVs”) in which the Fund or its subsidiaries invests (including any management fees, performance-based incentive fees and administrative service fees); all fees and expenses of Fund investments (including all acquired fund fees and expenses); fees payable to third parties in connection with the sourcing or identification of portfolio investments; transactional costs associated with consummated and unconsummated transactions, including legal costs and brokerage commissions, associated with the acquisition, disposition and maintenance of the Fund’s investments; dividend expenses on short sales; expenditures which are capitalized in accordance with generally accepted accounting principles; and extraordinary or non-routine expenses, such as expenses incurred in connection with any merger or reorganization with, or the acquisition of all or substantially all of the assets of, another fund, redomiciling the Fund, litigation expenses) do not exceed 2.50% of the average daily net assets of the Fund (the “Expense Limit”).
3.Unless earlier terminated by the Fund, this Agreement shall become effective on the date specified herein for an initial term ending January 31, 2029, and during such initial term this Agreement may not be terminated by the Investment Manager. This Agreement will automatically renew for consecutive one-year terms thereafter, and the Agreement may not be terminated by the Investment Manager other than as of the end of the then current term. Subject to the initial two sentences of this paragraph, any party may terminate this Agreement upon thirty (30) days’ written notice to the other party.
4.For a period not to exceed three (3) years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided the Investment Manager is able to effect such recoupment and the Fund and each share class will remain in compliance with the applicable Expense Limit in place at the time of the Waiver at the time of the recoupment. To the extent that such recoupment is due, the Fund shall effect such payment as promptly as possible. To the extent that the full amount of such waived amount or expense assumed cannot be recouped as provided in the previous sentence within such applicable three-year period, such recoupment right shall be extinguished.
5.The Fund’s obligation to make recoupment payments to the Investment Manager shall survive the termination of this Agreement.
6.The Investment Manager agrees that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund under this Agreement.
7.The Fund agrees that it shall look only to the Investment Manager for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Investment Manager shall be personally liable for performance by the Investment Manager under this Agreement.
8.This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act of 1940, as amended (the “1940 Act”). To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.
9.Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.
10.This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

REGAN CAPITAL ALTERNATIVE INCOME FUND /s/ Benjamin J. Eirich By: Benjamin J. Eirich Title: President
REGAN CAPITAL, LLC /s/ Skylar Weinand By: Skyler Weinand Title: Managing Member

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